 Exhibit 99.1

MEDIROM Healthcare Technologies Inc.

Receives Notification from Nasdaq Related to Delayed Filing of Annual Report

New York/May 18, 2022 – MEDIROM Healthcare Technologies Inc. (NasdaqCM: MRM), a leading holistic health services provider in Japan (the “Company”), today announced that on May 17, 2022, as a result of its failure to timely file with the U.S. Securities and Exchange Commission (the “SEC”) its Annual Report on Form 20-F for the year ended December 31, 2021 (the “Form 20-F”), it received a notice from The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company was not in compliance with the periodic filing requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1). Nasdaq listing rules provide the Company with 60 calendar days from the date of the notice to submit a plan to regain compliance. The Company intends to file the Form 20-F prior to the expiration of the 60-day period.

The Nasdaq notice has no immediate effect on the listing or trading of the Company’s American Depositary Shares representing its common shares on Nasdaq. As previously disclosed by the Company in its Form 12b-25 filed with the SEC on April 28, 2022, the Company was unable to file its Form 20-F by its original deadline without unreasonable effort or expense. The Company is working diligently on its plan to regain compliance and file its Form 20-F as soon as practicable.

About MEDIROM Healthcare Technologies Inc.

MEDIROM, a holistic healthcare company, operates 310 (as of March 31, 2022) relaxation salons across Japan, Re.Ra.Ku®, being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business, and launched new healthcare programs using on-demand training app called “Lav®”, which is developed by the company. MEDIROM also entered the device business in 2020 and is developing a smart tracker “MOTHER Bracelet™” (formerly known as “MOTHER Tracker®”). MEDIROM hopes that its diverse health related services and products offering will help it collect and manage healthcare data from users and customers and enable it to become a leader in big data in the healthcare industry. For more information, please visit https://medirom.co.jp/en.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about the Company’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. There can be no assurance that Nasdaq will accept the Company’s plan to regain compliance or that the Company will be able to regain compliance within any extension period granted by Nasdaq. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to the Company’s operations, results of operations, growth strategy and liquidity. The Company assumes no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Contacts:

Investor Relations Team

ir@medirom.co.jp

or

U.S. Investor Contact

Robert Blum, Joe Diaz, Joe Dorame

Lytham Partners, LLC

602-889-9700

MRM@lythampartners.com